UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2007.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date September 27, 2007	By:	/s/ Li Fenghua
Name: Li Fenghua
Title: Chairman of the Board of Directors

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

Announcement on Unusual Price Movement in Shares of China Eastern Airlines Corporation Limited

China Eastern Airlines Corporation Limited (“the Company”) and all members of the Board confirm that the information (excluding statement to be contrary contained herein) contained in this announcement is true, accurate, and complete in all aspects and there is no false, misleading statement or material omission in this announcement.

I. Specific situation of unusual price movement in shares

The closing price of A share of the Company had decreased by 20% in aggregate for three consecutive trading days on 24, 25 and 26 September. According to the provisions of the Rules Governing the Listing of Shares on the Shanghai Stock Exchange, it is deemed as unusual price movement in shares.

II. Relevant matters of concernment and verified by the Company

After inquiry of the controlling shareholders and the management of the Company, it is confirmed that, the Company has no other significant events that are required to be disclosed, apart from the Heads of Agreement entered into between the Company with China Eastern Air Holding Company (“CEA Holding”), Singapore Airlines Limited and Lentor Investments Pte. Ltd., an indirect wholly owned subsidiary of Temasek Holdings (Private) Limited (“Temasek”) after reaching a commercial consensus on strategic investment (details of which are set out in the “Shanghai Securities News” and the website of the Shanghai Stock Exchange (www.sse.com.cn) on 3 September 2007), the clarification announcement published by Air China Limited on 24 September 2007 and the clarification announcement published by Cathay Pacific Airways Ltd. in Hong Kong, announcing that Cathay Pacific Airways Ltd. and China National Aviation Holding Limited, the controlling shareholder of Air China Limited, had contemplated an acquisition of shares in the Company in replacement of the proposed acquisition made by Singapore Airlines Limited and Temasek, but will not now proceed with such contemplated acquisition (details of which are set out in the website of the Shanghai Stock Exchange (www.sse.com.cn) on 25 September 2007).

III. Statement of compliance with disclosure requirements

The Board of Directors of the Company confirms that, except for the discloseable events mentioned in the foregoing section II, the Company has no other discloseable events, or any relevant plans, negotiation, intention and agreement in relation to those events which should have been disclosed in accordance with the provisions of the Rules Governing the Listing of Shares on the Shanghai Stock Exchange, and the Board of Directors is not aware of any undisclosed information which is of a price-sensitive nature and which should be disclosed in accordance with the provisions of the Rules Governing the Listing of Shares on the Shanghai Stock Exchange. Arrangements for the strategic investment between the Company and CEA Holding, Singapore Airlines Limited and Temasek are progressing as planned, and disclosure in this respect will be made in a timely manner in accordance with the provisions of the relevant laws and regulations.

IV. Risk warning deemed necessary by the listed company

Investors are reminded that “Shanghai Securities News” and the website of Shanghai Stock Exchange (www.sse.com.cn) are the designated media for information disclosure by the Company in Mainland China, and any information disclosed by the Company should be referred to the announcements published therein. The Company will make timely disclosure in strict compliance with the requirements of the laws and regulations. Investors are reminded to be cautious of the risks associated with investments in the shares.

By order of the Board of Directors
China Eastern Airlines Corporation Limited

26 September 2007